Exhibit 28.1

                                                     FOR IMMEDIATE RELEASE
                                                     JULY 29, 1998
                                                     FOR ADDITIONAL INFORMATION
                                                     CONTACT: DARRELL E. BLOCKER
                                                     SR VICE PRESIDENT, CFO
                                                     (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                          ANNOUNCES QUARTERLY DIVIDENDS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, has announced that the Corporation will pay a cash dividend of $0.085 per share for the quarter ended June 30, 1998. This is the twelfth consecutive quarterly dividend the board has approved. The dividend will be payable August 24, 1998 to shareholders of record on August 10, 1998.

The bank has recently applied to OTS for the expansion of its charter to include trust powers to provide trust and asset management services to our community. The bank is also in the process of establishing a wholly-owned subsidiary as an Indiana corporation. This wholly-owned subsidiary will provide financial service products including but not limited to mutual funds, brokerage, and insurance products.

First Federal Savings Bank will be starting construction this week of a new addition to its North location at 100 Frontage Road in Huntington. This addition will expand the North office by approximately 2,000 square feet and will provide offices for the new trust department and financial services subsidiary as well as providing space needed for the computer equipment and additional staffing needed for banking operations.

First Federal Savings Bank primarily serves Huntington County, Indiana through its three full service offices located in Huntington, Indiana.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".